

Mail Stop 3561

October 6, 2015

Doug Black
Chief Executive Officer
SiteOne Landscape Supply, Inc.
Mansell Overlook, 300 Colonial Center Parkway, Suite 600
Roswell, GA 30076

> **Re:** **SiteOne Landscape Supply, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 24, 2015**
> **File No. 333-206444**

Dear Mr. Black:

We have reviewed your responses to the comments in our letter dated September 14, 2015 and have the following additional comments.

Summary Financial Data, page 13

1. We note from your response to our prior comment 6 that you included a "Pro Forma As Adjusted" placeholder in the "Summary Financial Data" section to reflect the Refinancing, Special Cash Dividend, offering, use of proceeds and planned conversion of the CD&R Investor's Preferred Stock on a pro forma basis. Please revise footnote (2) to separately show the impacts of these items on the calculation of pro forma earnings per share. Also please confirm whether pro forma earnings per share will reflect the use of proceeds to repay the Amended Term Loan Facility and Amended ABL Facility as initially requested in our prior comment 6.

Description of Certain Indebtedness

Amended Credit Facilities, page 117

2. We note that you intend to amend your credit facilities and describe the material terms of the future facilities here. Please also disclose the interest rate of the amended facilities. In addition, when the amendments are executed please file them as exhibits to your registration statement.

Index to Consolidated and Combined Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Basis of Financial Statement Presentation, page F-8

3. We note your response to our prior comment 15. Please provide us a detailed analysis of how you determined that this transaction was not a reverse acquisition. In your response, specifically address each of the criteria listed in ASC 805-10-55-12 through 14.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Peter J. Loughran, Esq.
        Debevoise & Plimpton LLP